UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment Number 2)

Under the Securities Exchange Act of 1934

Dobson Communications Corporation

(Name of Issuer) Class A Common Stock, par value $0.001 per share
(Title of Class of Securities) 256069105
(CUSIP Number) Ellen Perrin Bank of America Corporation 100 North Tryon Street Charlotte, NC 28255 (704) 386-1624
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) October 10, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 256069105
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bank of America Corporation IRS # 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 400,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 400,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <1%
14	TYPE OF REPORTING PERSON HC

(1) Options to purchase an aggregate of 400,000 shares of Class A Common Stock.

CUSIP No. 256069105
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NB Holdings Corporation IRS # 56-1857749
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 400,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 400,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <1%
14	TYPE OF REPORTING PERSON HC

(1) Options to purchase an aggregate of 400,000 shares of Class A Common Stock.

CUSIP No. 256069105
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bank of America, N.A. IRS # 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federally chartered national banking association
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 400,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 400,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <1%
14	TYPE OF REPORTING PERSON BK

(1) Options to purchase an aggregate of 400,000 shares of Class A Common Stock.

CUSIP No. 256069105
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BANA (#1) LLC. IRS # 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 256069105
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Banc of America Strategic Solutions, Inc. IRS # 52-1710675
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

This Amendment Number Two to Statement on Schedule 13D (this "Amendment") amends the statement on Schedule 13D initially filed by Bank of America Corporation, NB Holdings Corporation, Bank of America, N.A., BANA (#1) LLC and Banc of America Strategic Solutions, Inc. on May 27, 2003, as amended by Amendment No. 1 thereto filed on August 8, 2000 (collectively, the "Schedule 13D"). This Amendment is being filed to reflect the sale pursuant to the Issuer's Registration Statement on Form S-3 (SEC File No. 333-108309) of 28,585,001 shares of Class A Common Stock in a series of transactions entered into on October 10, 2003.

All defined terms used but not defined herein have the meanings set forth in the Schedule 13D.

The information set forth in the Schedule 13D is amended by this Amendment only as specifically stated.

The Reporting Persons hereby make a single joint filing pursuant to Rule 13d-1(k). Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. By their signatures on this Amendment, each of the Reporting Persons agrees that this Amendment is filed on behalf of such Reporting Person.

The Reporting Persons expressly disclaim that they have agreed to act as a Group other than as described in this Amendment or the Schedule 13D.

Except as otherwise specified herein, information contained herein regarding or based upon the number of outstanding shares of the Issuer's Class A Common Stock, Class B Common Stock, Series A Preferred Stock and Series AA Preferred Stock was derived from the 424B3 Prospectus filed September 18, 2003.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended to add the following:

On October 10, 2003, Solutions entered into an agreement to sell an aggregate of 28,585,001 shares of Class A Common Stock in a series of transactions at a sale price of $7.90 per share (the "Sales"). Immediately after the settlement of the Sales on October 14, 2003, Solutions beneficially owned zero shares of Class A Common Stock.

The Bank currently holds the Option for investment purposes. Except as otherwise disclosed in this Amendment or in the Schedule 13D, none of the Reporting Persons currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated to read in its entirety as follows:

(a) and (b) Reference is made to Rows 7-11 and 13 of the cover pages to this Amendment, which Rows are incorporated by reference herein. On October 14, 2003, after giving effect to the Sales, (i) neither Solutions nor BANA is the beneficial owner of any shares of Class A Common Stock; (ii) the Bank beneficially owns the Option Shares, which constitute less than 1% of the total number of Shares of Class A Common Stock outstanding as of August 25, 2003, based upon the Issuer's Registration Statement on Form S-3 (SEC File No. 333-108309); (iii) NB, in its capacity as the parent company of the Bank, may be deemed to be the beneficial owner of the Option Shares beneficially owned by the Bank; and (iv) Bank of America, in its capacity as the parent company of NB, may be deemed to be the beneficial owner of the Option Shares beneficially owned by the Bank.

(c) Except for the transactions to which this Amendment relate, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the Reporting Persons' executive officers or directors has effected or caused to be effected any transactions with respect to the Class A Common Stock in the 60 days prior to the date hereof.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANK OF AMERICA CORPORATION

Date: October 15, 2003 By: /s/ Charles F. Bowman

Charles F. Bowman

Senior Vice President

NB HOLDINGS CORPORATION

Date: October 15, 2003 By: /s/ Charles F. Bowman

Charles F. Bowman

Senior Vice President

BANK OF AMERICA, N.A.

Date: October 15, 2003 By: /s/ Charles F. Bowman

Charles F. Bowman

Senior Vice President

BANA (#1) LLC

Date: October 15, 2003 By: BANK OF AMERICA, N.A.,

its sole member and manager

By: /s/ Charles F. Bowman

Charles F. Bowman

Senior Vice President

BANC OF AMERICA STRATEGIC

SOLUTIONS, INC.

Date: October 15, 2003 By: /s/ Eric S. Woodward

Eric S. Woodward

Vice President